Exhibit 99.2

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross extends maturity date
of revolving credit facility and term loan

Toronto, Ontario, June 10, 2013 – Kinross Gold Corporation (TSX: K; NYSE: KGC) announced today that it has extended the maturity dates of its $1.5 billion revolving credit facility and $1.0 billion term loan. The credit facility has been extended by one year to August 10, 2018 from August 10, 2017, and the term loan has been extended by two years to August 10, 2017 from August 10, 2015.

The term loan has no mandatory amortization payments. With these extensions having been completed, Kinross has no debt maturities prior to 2016, and only regular principal amortization payments on the remaining $170 million balance of the Kupol term loan. Joint lead arrangers were The Bank of Nova Scotia, Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBC Capital Markets.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and United States, employing approximately 9,000 people worldwide.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com

www.kinross.com